Exhibit 12.1
WRIGHT MEDICAL GROUP, INC.
STATEMENT REGARDING COMPUTATION OF RATIO OF
EARNINGS TO FIXED CHARGES

	Nine Months
	Ended
	September 30,	Year Ended December 31,
	2007(1)(2)	2006(2)	2005	2004	2003	2002
Earnings
Income before income taxes	$800	$22,201	$33,420	$37,423	$27,119	$26,894
Fixed charges	1,186	2,570	2,595	2,508	2,098	1,665

Total earnings	$1,986	$24,771	$36,015	$39,931	$29,217	$28,559

Fixed charges
Interest expense	$467	$1,593	$1,604	$1,653	$1,482	$1,110
Amortization of deferred financing charges	51	187	261	261	261	261
Estimated interest portion of rent expense	668	790	730	594	355	294

Total fixed charges	$1,186	$2,570	$2,595	$2,508	$2,098	$1,665

Ratio of earnings to fixed charges	1.7	9.6	13.9	15.9	13.9	17.2

(1)	In June 2007, we announced our plans to close our facilities in Toulon, France. During the nine months ended September 30, 2007, we recognized $14.5 million of restructuring charges related to this closure. For further discussion of our restructuring charges, see Note 11 to our condensed consolidated financial statements in our quarterly report on Form 10-Q for the quarter ended September 30, 2007, which is incorporated herein by reference.

(2)	Effective January 1, 2006, we adopted Statement of Financial Accounting Standards (“SFAS”) No. 123 (Revised 2004), Share-Based Payment, which requires stock-based compensation costs to be measured using the grant date fair value and recognized as expense over the vesting period. We elected the modified prospective method of transition, under which prior periods are not revised for comparative purposes. As a result, 2007 and 2006 amounts are not comparable to prior years.